Filed by Euronet Worldwide, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
MoneyGram International, Inc.
(Commission File No. 001- 31950)

December 13, 2007
Greetings fellow Euronetters:

I’d like to share some important and exciting news. This morning Euronet announced that we have proposed to acquire MoneyGram, Inc., the second-largest global money transfer company, which is headquartered in Minneapolis, in an all-stock transaction (the press release we issued earlier today is attached for your information). This strategically and financially compelling proposal would combine two leading companies and create a powerful new player in the international money transfer industry. However, to date MoneyGram has refused to open a meaningful dialogue with us, leaving us no choice but to make this proposal public.

An acquisition of MoneyGram would join the second and third-largest international money transfer companies, greatly increasing the combined company’s scale and resources. Combining our highly complementary distribution networks, corridors and agent locations would expand both companies’ geographic reach and unlock compelling opportunities to penetrate the 75% of the money transfer market that is underserved and highly fragmented, while enabling us to further benefit from rapid growth in the international arena. Such a combination would produce significant benefits to all stockholders, customers, partners and you, our employees, who would enjoy the career benefits and opportunities that come from being part of a larger, stronger global company.

Euronet has created a substantial and growing business independent of this proposal. We are one of the largest financial processors in the world today. Our excellent performance in emerging markets and growth prospects have enabled us to propose the combination with MoneyGram that we announced this morning. Please go to our web site for more information.

It is important to note that we do not yet have an agreement with MoneyGram - and while we are determined to take all steps necessary to complete this transaction, there is no guarantee we will be able to do so. However, we are hopeful that the MoneyGram Board will recognize the significant merits of our proposal and seriously consider the combination of our two companies.

As events unfold, I urge you to remain focused on the day-to-day running of our business, which is critical to Euronet’s continued success. As always, employees should not be speaking with the press regarding corporate activities. If you should receive inquiries from the media regarding this matter, please forward them to Shruthi Dyapaiah-Fielder  (sdyapaiah@eeft.com or +1-913-327-4225.)

Thank you for your hard work and dedication. It is your continued commitment that makes Euronet the great company we are today.

More news to follow,

 /s/ Mike

Michael J. Brown
CEO - Euronet Worldwide
NASDAQ listing: EEFT
+1 (913) 327-4219 - Ph   +1 (913) 327-1921 - Fax

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements, including statements regarding Euronet Worldwide, Inc., MoneyGram International, Inc., and the combined company after the completion of the proposed transaction between Euronet and MoneyGram. Forward-looking statements generally can be identified by the use of statements that includes words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. These statements include, but are not limited to, statements about the anticipated consequences and benefits of the proposed transaction, including future strategic and financial benefits, the plans, objectives, expectations and intentions of Euronet following the completion of the proposed transaction and other statements that are not historical facts. These statements are based upon the current beliefs and expectations of Euronet’s management and publicly available information about MoneyGram, and are subject to significant risks and uncertainties. Actual results may vary materially from those anticipated in such forward-looking statements as a result of a number of factors, including: the failure of MoneyGram to accept Euronet’s proposal; the failure to consummate any transaction agreed to between Euronet and MoneyGram or to consummate any such transaction in the expected timeframe; the risk that the opportunities and synergies anticipated to result from the proposed transaction may not be fully realized or may take longer to realize than expected; conditions imposed with obtaining governmental approvals and rulings on or regarding the transaction; the risk that the businesses of Euronet and MoneyGram will not be integrated successfully; disruption from the proposed transaction making it difficult to maintain relationships with employees, customers or other third parties with which we do business; technological developments affecting the market for Euronet’s or MoneyGram’s products and services; foreign exchange fluctuations; and changes in laws and regulations affecting Euronet’s or MoneyGram’s businesses. Additional risks are described in Euronet’s and MoneyGram’s filings with the Securities and Exchange Commission (“SEC”), including Euronet’s and MoneyGram’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Copies of these filings may be obtained from the Information Agent as described below.

ADDITIONAL INFORMATION
This communication is neither an offer to exchange nor a solicitation of an offer to exchange any securities of MoneyGram. The exchange offer (the “Exchange Offer”) for the outstanding shares of MoneyGram common stock described in this press release has not commenced. In connection with the proposed transaction, Euronet intends to file relevant materials with the SEC, such as a Registration Statement on Form S-4, a Tender Offer Statement on Schedule TO (including a prospectus-offer to exchange, a letter of transmittal and other offer documents) and a proxy statement (collectively, the “Offer Documents”) and any offers or solicitations will be made only pursuant to the Offer Documents filed with the SEC. Investors are advised to read carefully and in their entirety the Offer Documents that are filed with the SEC when they become available because they will contain important information.

Euronet and its directors, executive officers and certain other employees and representatives of Euronet may be considered “participants in a solicitation” of proxies in connection with the proposed transaction. Information about Euronet’s executive officers and directors is available in Euronet’s proxy statement, dated April 11, 2007, for its 2007 annual meeting of stockholders. Additional information about the interests of potential participants in a solicitation will be in the Offer Documents, if and when they become available, and other relevant documents filed with the SEC.

Euronet and MoneyGram stockholders may obtain copies of the Offer Documents and other relevant documents filed with the SEC for free, when they become available, at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Exchange Offer, toll-free in the U.S. and Canada at 877-456-3488 or toll-free in Europe at 00 800 7710 9970.